December 1, 2006

VIA EDGAR, FAX AND OVERNIGHT DELIVERY

Mr. Martin F. James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	PMC-Sierra, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 9, 2006
Form 10-Q for the quarter ended July 2, 2006
File No. 0-19084

Dear Mr. James:

On behalf of PMC-Sierra, Inc. (the “Company”), we are responding to the additional comments in your letter dated November 21, 2006.

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the year ended December 31, 2005

General

1.	We continue to evaluate your response to prior comment 2. We will have further comment.

We await your further comments. Please let us know whether you require any additional information in your evaluation.

Note 9. Long-term debt, page 71

2.	We note your response to comment 4. Please revise in future filings to disclose the pertinent terms of the registration rights agreements, including specifically the amount of any liquidated damages, the events that would require you to pay them and whether they are capped.

We will comply in all future filings.

Mr. Martin F. James

U.S. Securities and Exchange Commission

December 1, 2006

PMC has asked us to acknowledge, on PMC’s behalf, that:

•	PMC is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	PMC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working with you to resolve the remaining comment. If you have additional questions, please contact Donna Petkanics or me at (650) 493-9300, or Alan Krock at (604) 415-6750.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Glenn J. Luinenburg Glenn J. Luinenburg

cc:	David Burton, Securities and Exchange Commission

Alan Krock, PMC-Sierra, Inc.

Olin Anton, Deloitte & Touche LLP